Susan Wagner-Fleming

Vice President, Corporate Secretary and Associate General Counsel

T 630 864 5060   F 630 864 4527

Susanwagner-fleming@officemax.com

December 21, 2007

Mr. Craig Slivka

Attorney Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Subject:	OfficeMax Incorporated
Definitive 14A
Filed March 15, 2007
File No. 001-05057

Dear Mr. Slivka:

On behalf of OfficeMax Incorporated, a Delaware corporation (the “Company,” “we,” or “us”), set forth below is the Company’s response to the comment of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated December 3, 2007.

For ease of reference, we have set forth below, in italics, the text of the Staff’s comment prior to our response.

1.             We note your responses to comments 1 and 3 of our August 21, 2007 letter.  However, please revise your request for confidential treatment to provide a more detailed competitive harm analysis and to elaborate on the connection between the performance criteria listed in your responses to these comments and planned sales increases and restriction of expenses.

Response:

                In our September 21, 2007 response we indicated that in both 2006 and 2007, the Executive Compensation Committee of the Board of Directors (the “Board”) established performance criteria that had to be met by the Company in order for annual incentive compensation bonuses to be issued and for performance-based restricted stock units granted under the Company’s long-term incentive plan to vest.  In both 2006 and 2007, the performance criteria for the annual incentive compensation bonuses were return on sales (“ROS”), same location sales growth and earnings before interest and taxes (“EBIT dollars”) and the performance criteria for the long-term incentive plan were two year measures of return on net assets (“RONA”) and EBIT dollars and annual ROS measures.  The purpose of including a RONA target is to encourage appropriate emphasis on the Company’s balance sheet, while inclusion of EBIT dollars and ROS encourage appropriate emphasis on the Company’s income statement.

We also indicated that if competitors were to have the performance criteria targets, they could draw inferences about our near-term strategies and tactics for competing in the marketplace.  Each of EBIT dollars, ROS and RONA are varying measures of our profitability.  At the end of each quarter, each of these measures are easily calculated from our publicly available financial statements.  In addition, we have traditionally disclosed changes in the accrual we have for our incentive compensation.  Therefore, assuming the 2006 and 2007 performance criteria remain in place, competitors would be able to follow our progress each quarter against our targeted performance criteria.  Competitors could then better design and implement specific tactics in response to our anticipated plans. For example, advance knowledge that we intend to reward revenue growth or margin growth relatively more or less will enable the competition to better anticipate our strategic plans.  That could include anticipation of product line expansion, increase or decrease in promotional activity, increases or decreases in sales prices, expense reductions, changes to product mix, opening new stores, closing or remodeling existing stores, increasing supply chain efficiency, as well as many other important strategic initiatives.  Thus, we argued in our prior letter that knowing our performance criteria targets may provide competitors with highly sensitive information not otherwise available outside the company.

Access to this sensitive information would allow our competitors to compete more effectively with us in both the retail and business-to-business environment by better anticipating our decisions.  Given that certain of our competitors run businesses that are substantially similar to ours, they would be able to use their industry knowledge to estimate details such as the likely product lines, customers or locations that might be included in our competitive plans.

Likewise, to the extent that performance targets involve cost or expense  reduction, access to this information would allow our competitors to compete more effectively in recruiting associates, since they could suggest to potential candidates that restriction of expenses will affect the compensation and benefits that we can provide to our associates.  It would also provide them with a competitive advantage when bidding on or attempting to retain business if they suggest to customers that upcoming expense restrictions by us will lead to poor service or reduced inventory.

In addition, uncertainty regarding the requirement to make our future performance criteria targets public may cause us to refrain from selecting the targets that we believe will provide the right motivation to associates to build shareholder value if those targets will provide competitors with a competitive advantage.  For instance, if we were to want to increase market share in a particular region, one way to communicate the importance of that goal to associates is to include it as a performance measure in one or both of our incentive plans.  However, this would allow competitors to compete with us in obtaining new store locations in the region or remodeling existing stores.  An inability to set the targets we believe are most beneficial because of competitive concerns may cause us competitive harm.

Finally, we believe that, if we are required to make our performance criteria targets public, it will assist competitors to structure their incentive plans in a manner which will allow them to better compete with us for talented associate candidates.

As a result, we believe that disclosure of our performance criteria for ongoing or future performance periods is likely to cause substantial harm to our competitive position.

Should you have any questions or comments concerning this response to your comment letter, please contact me at (630) 864-5060.

Sincerely,

/s/ Susan M. Wagner-Fleming

Susan M. Wagner-Fleming